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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                              COSTILLA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                    22161G103
                                 (CUSIP Number)

                              MARK L. WITHROW, ESQ.
                        PIONEER NATURAL RESOURCES COMPANY
                           5205 N. O'CONNOR BOULEVARD
                               IRVING, TEXAS 75039
                                 (972) 444-9001
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 17, 1998
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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     1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
          (entities only): Pioneer Natural Resources Company

     2)   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a) [ ]
          (b) [ ]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions): 00

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

     6)   Citizenship or Place of Organization: Delaware


     Number of     7)       Sole Voting Power:               3,000,000
      Shares
   Beneficially    8)       Shared Voting Power:                     0
     Owned by
       Each        9)       Sole Dispositive Power:          3,000,000
    Reporting
   Person With     10)      Shared Dispositive Power:                0

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,000,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

     13)  Percent of Class Represented by Amount in Row (11): 23.8%

     14)  Type of Reporting Person (See Instructions): CO


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     1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
          (entities only): Pioneer Natural Resources USA, Inc.

     2)   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a) [ ]
          (b) [ ]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions): 00

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

     6)   Citizenship or Place of Organization: Delaware


     Number of     7)       Sole Voting Power:               3,000,000
      Shares
   Beneficially    8)       Shared Voting Power:                     0
     Owned by
       Each        9)       Sole Dispositive Power:          3,000,000
    Reporting
   Person With     10)      Shared Dispositive Power:                0

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,000,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

     13)  Percent of Class Represented by Amount in Row (11): 23.8%

     14)  Type of Reporting Person (See Instructions): CO


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         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of Costilla Energy, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 400 West Illinois, Suite 1000, Midland, Texas 79701.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by Pioneer Natural Resources Company, a Delaware corporation ("Parent"), and by Pioneer Natural Resources USA, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Pioneer USA"). Parent and Pioneer USA are collectively referred to herein as the "Reporting Persons." The principal business and office address of each Reporting Person is 1400 Williams Square West, 5205 N. O'Connor Boulevard, Irving, Texas 75039. Parent is a publicly-traded, independent exploration and production oil and gas company that owns and operates its United States assets through Pioneer USA.

         The executive officers of the Reporting Persons are Scott D. Sheffield, Timothy L. Dove, Dennis E. Fagerstone, Mel Fischer, Lon C. Kile, M. Garrett Smith and Mark L. Withrow. Each such executive officer is a United States citizen whose business address is 1400 Williams Square West, 5205 N. O'Connor Boulevard, Irving, Texas 75039. Mr. Sheffield is the President, Chief Executive Officer and a Director of Parent, and President and a Director of Pioneer USA. Mr. Dove is Executive Vice President -- Business Development of both Parent and Pioneer USA, and a Director of Pioneer USA. Mr. Fagerstone is Executive Vice President of both Parent and Pioneer USA, and a Director of Pioneer USA. Mr. Fischer is Executive Vice President -- Worldwide Exploration of both Parent and Pioneer USA. Mr. Kile is Executive Vice President of both Parent and Pioneer USA. Mr. Smith is Executive Vice President and Chief Financial Officer of both Parent and Pioneer USA, and a Director of Pioneer USA. Mr. Withrow is Executive Vice President and General Counsel of both Parent and Pioneer USA, and a Director of Pioneer USA.

         The Directors of Parent are James R. Baroffio, I. Jon Brumley (who is also Chairman of the Board), R. Hartwell Gardner, Kenneth A. Hersh, James L. Houghton, Jerry P. Jones, Richard E. Rainwater, Charles E. Ramsey, Jr., Scott D. Sheffield, Philip B. Smith, Robert L. Stillwell and Guy J. Turcotte. Each such Director is a United States citizen, except for Mr. Turcotte, who is a Canadian citizen. Dr. Baroffio is retired and resides at 3 Hastings Court, Morago, California 94556. Mr. Brumley is the Managing Partner of Encore Acquisition Partners (an oil and gas company), whose business address is 201 Main Street, Suite 1455, Fort Worth, Texas 76102. Mr. Gardner is retired and resides at 6128 Ramshorn Drive, McLean, Virginia 22101. Mr. Hersh is Chief Investment Officer and Director of Rainwater, Inc. (an investment company) and a Managing Partner of Natural Gas Partners (an investment company), whose business address is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. Mr. Houghton is retired and resides at 6948 S. Evanston, Tulsa, Oklahoma 74136. Mr. Jones is Of Counsel to the law firm of Thompson & Knight, P.C., whose business address is 3300 First City Center, 1700 Pacific Avenue, Dallas, Texas 75201. Mr. Rainwater is an independent investor and the sole shareholder and Chairman of Rainwater, Inc. (an


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investment company), whose business address is 777 Main Street, Suite 2250, Fort
Worth, Texas 76102. Mr. Ramsey is an independent management and financial consultant whose business address is 3374 Plantation Point Drive, Athens, Texas 75751. Mr. Smith is a Member of PRIZE Petroleum, L.L.C. (an oil and gas company), whose business address is 20 East 5th Street, Suite 1400, Tulsa, Oklahoma 74103. Mr. Stillwell is a partner in the law firm of Baker & Botts, L.L.P., whose business address is 3000 One Shell Plaza, 910 Louisiana, Houston, Texas 77002. Mr. Turcotte is a Director, Chairman of the Board, and Chief Executive Officer of Fort Chicago Energy Partners L.P. (an oil and gas company), whose business address is Suite 975, McDougall Place, 808 4th Avenue S.W., Calgary, Alberta T2P 3E8.

         (d) and (e). Neither Reporting Person, nor any of the respective executive officers and directors of the Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pioneer USA sold the Company an option to purchase certain oil and gas properties owned by Pioneer USA and one of its affiliates. The Company paid Pioneer USA an option fee of $41 million, consisting of $25 million in cash, $3 million of properties, and the 3,000,000 shares of Common Stock (the "Shares") to which this statement on Schedule 13D relates.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Pioneer USA acquired the Shares as partial consideration for an option that Pioneer USA sold to the Company, which option gives the Company the right, under certain specified terms and conditions, to purchase certain oil and gas properties owned by Pioneer USA and one of its affiliates (see item 3).

         Neither Reporting Person has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change to the Company's business or corporate structure, (vii) changes in the Company's charter or bylaws or other actions which may impede the acquisition or control of the Company by any person, (viii) the Common Stock ceasing to be authorized to be quoted on the NASDAQ National Market System, (ix) the Common Stock becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Each Reporting Person is the beneficial owner of 3,000,000 shares of Common Stock, or 23.8% of the outstanding shares of Common Stock. Each Reporting Person has the sole power to vote and dispose of the Shares.

         (c) and (d). Neither Reporting Person, nor any of the respective executive officers or directors of the Reporting Persons, effected any transactions in the Common Stock during the past 60 days, and no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 16, 1998, Pioneer USA and the Company entered into a Purchase and Sale Agreement which provides, among other things, that (i) at any time prior to May 30, 1999, the Company may repurchase the Shares from Pioneer USA by tendering to Pioneer USA $13,000,000 in cash, and (ii) Pioneer USA may not sell, assign or otherwise dispose of the Shares prior to May 30, 1999, if the closing of the transactions contemplated by the Purchase and Sale Agreement occurs.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Option to Purchase Agreement, dated December 16, 1998, by and among the Company, Pioneer USA, and Pioneer Resources Producing, L.P.

         99.2 Purchase and Sale Agreement, dated December 16, 1998, by and among the Company, Pioneer USA, and Pioneer Resources Producing, L.P.


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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 22, 1998                PIONEER NATURAL RESOURCES COMPANY



                                        By:    /s/ Mark L. Withrow
                                           -------------------------------------
                                        Name:  Mark L. Withrow
                                        Title: Executive Vice President


Dated: December 22, 1998                PIONEER NATURAL RESOURCES USA, INC.



                                        By:    /s/ Mark L. Withrow
                                           -------------------------------------
                                        Name:  Mark L. Withrow
                                        Title: Executive Vice President


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                                  EXHIBIT INDEX


        EXHIBIT
        NUMBER    DESCRIPTION
        ------    -----------
         99.1     Option to Purchase Agreement, dated December 16, 1998, by and among the Company, Pioneer USA, and Pioneer Resources
                  Producing, L.P.

         99.2 Purchase and Sale Agreement, dated December 16, 1998, by and among the Company, Pioneer USA, and Pioneer Resources
                  Producing, L.P.